Shareholder meeting

On March 22, 2006, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 12,024,581 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:

                                                                   WITHHELD
                                 FOR                               AUTHORITY
James R. Boyle                   11,673,322                        351,259
Charles L. Ladner                11,678,444                        346,137
John A. Moore                    11,680,916                        343,665

The preferred shareholders elected Ronald R. Dion as a Trustee of the Fund until his successor is duly elected and qualified, with the votes tabulated as follows: 392 FOR, 0 AGAINST and 0 ABSTAINING.

The common and preferred shareholders also ratified the Trustees' selection of PricewaterhouseCoopers LLP as the Fund's independent auditors for the fiscal year ending September 30, 2006, with the votes tabulated as follows: 11,775,553 FOR, 89,112 AGAINST and 159,916 ABSTAINING.